EX-34.4
(logo) PRICEWATERHOUSECOOPERS


PricewaterhouseCoopers LLP
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Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000
www.pwc.com


Report of Independent Registered Public Accounting Firm

To the Stockholder of JPMorgan Chase Bank, National Association:

We have examined management's assertion, included in the accompanying Management's Report on Assessment of Compliance with Applicable Servicing Criteria, that JPMorgan Chase Bank, National Association (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB, as of and for the year ended December 31, 2008 (the "Reporting Period") for non-prime residential mortgages serviced on the Loan Servicing and Accounting Management System I from January 1, 2008 to June 30, 2008 ("LSAMS I"), and serviced on the Mortgage Servicing Package from July 1, 2008 to December 31, 2008 ("MSP"), together with LSAMS I, (the "Platform"), not including the loans formerly serviced by Washington Mutual Bank ("WMB") or any of WMB's affiliates, excluding criteria 1122(d)(1 )(iii); 1122(d)(2)(i), (ii), (iii), (iv), (v), (vi), (vii); 1122(d)(3)(i), (ii), (iii),
(iv); 1122(d)(4)(iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii),
(xiv), and (xv), which the Company has determined are not applicable to the activities performed by it with respect to the Platform, not including the loans formerly serviced by WMB or any of WMB's affiliates. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected non-prime residential mortgages that comprise the Platform, not including the loans formerly serviced by WMB or any of WMB's affiliates, testing of selected servicing activities related to the Platform, not including the loans formerly serviced by WMB or any of WMB's affiliates, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2008 for the for non-prime residential mortgages serviced on LSAMS I from January 1, 2008 to June 30, 2008, and serviced on MSP from July 1, 2008 to December 31, 2008, not including the loans formerly serviced by WMB or any of WMB's affiliates is fairly stated, in all material respects.


/s/ PricewaterhouseCoopers LLP
February 26, 2009